CM

02003892

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Expires: September 30, 1998
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

3/6/02

SEC FILE NUMBER
8- 052482



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PULSE TRADING, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 LIBERTY SQUARE, 4TH FLOOR
(No. and Street)

BOSTON (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN MARK ENRIQUEZ (617) 316-5610
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT.
(Name — *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY, (City) NH (State) 03053 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN MARK ENRIQUEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PULSE TRADING, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public


DANICK DUPOUX
Notary Public
Commonwealth of Massachusetts
My Commission Expires

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PULSE TRADING, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
Pulse Trading, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Pulse Trading, Inc. (the Company) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pulse Trading, Inc. as of December 31, 2001, and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 25, 2002

PULSE TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was formed as a Limited Liability Company in Massachusetts on January 15, 2000. It serves as an institutional broker/dealer to buy and sell equities, debt, and financial instruments.

Revenue And Expenses

Commission revenue and related expenses are recognized on the accrual basis using the settlement date method.

Fixed Assets

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the asset. The cost of maintenance and repairs are charged to expense as incurred. Software is amortized over three years using the straight-line method. For the fiscal year ended December 31, 2001, depreciation and amortization expense was $11,488.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's (SEC) regulations and operating guidelines, that require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $380,746 at December 31, 2001, which exceeded required net capital of $67,335 by $313,411. The ratio of aggregate indebtedness to net capital at December 31, 2001 was 265.3%.

NOTE 3- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counter parties. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $470,419 at December 31, 2001.

NOTE 4- INCOME TAXES

The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB Statement 109, Accounting for Income Taxes, are as follows.

	Current	Deferred	Total
Federal	$ 119,870	$ 195,000	$ 314,870
State	40,896	55,000	95,896
	$ 160,766	$ 250,000	$ 410,766

There exist differences in timing of revenue and expense items between Generally Accepted Accounting Principles, the Internal Revenue Code, and the MA. Tax code. Deferred income taxes summarizes these differences at the balance sheet date.

NOTE 5- PROFIT SHARING PLAN

The Company has a qualified profit sharing plan that covers substantially all full-time employees meeting certain eligibility requirements. The annual contribution is determined by Management and is limited to amounts allowed under provisions of the Internal Revenue Code. The accrued contributions to the plan were $135,300 for the year ended December 31, 2001.

NOTE 6- COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company has various non-cancelable operating leases on facilities, automobile, and certain office equipment requiring annual payments as follows:

2002	$ 103,615
2003	5,988
2004	5,988
Total	$ 115,591

Rent expense for the year ending December 31, 2001 was $46,542.

Capital Lease

The Company is a lessee under a capital lease of computer equipment expiring in May, 2003. The total cost and accumulated depreciation of computer equipment under capital lease was $5,024 and $1,256, respectively.

The future minimum lease payments under the capital lease are as follows at December 31, 2001:

Future minimum lease payments	$ 3,170
Less: amount representing interest	(364)
Present value of net minimum lease payments	$ 2,806

NOTE 7- INCORPORATION AND CHANGE IN TAX STATUS

Effective April 11, 2001, the Company was incorporated by issuing 10,800 shares of $.01 par value common stock in exchange for all assets and liabilities of Pulse Trading, LLC. Those assets and liabilities were recorded in the accompanying financial statements at the LLC's adjusted costs basis as summarized below:

Cash	$ 551,537
Not readily marketable securities, net	97,554
Equipment and software	26,705
Other assets	120,803
Accounts Payable	(76,319)
Capital lease obligation	(3,857)
Members' distribution payable	(393,324)
	$ 323,099

Common stock of $108 and additional paid-in capital of $322,991 were recorded.

Effective with the incorporation, the Company became a taxable entity. Prior to incorporation, no provision was made for income taxes because all income or losses were reported on the individual members' income tax returns.

NOTE 8- SUBSEQUENT EVENT – (TREASURY STOCK)

On January 28, 2002, the Company purchased 2,000 shares of stock from one of its shareholders. The treasury stock was purchased for $160,000 and is carried at cost.

PULSE TRADING, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 703,933
Receivable from broker-dealers and clearing organizations	686,839
Income taxes receivable	31,105
Prepaid expenses	4,061
Not readily marketable securities, at estimated fair value	95,216
Deposits with clearing organizations	154,182
Other deposits	43,801
Furniture, equipment and software, at cost, less accumulated depreciation and amortization of $12,641	133,358
Total assets	$ 1,852,495

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 169,531
Pension payable	135,300
Members' distribution payable	300,000
Capital lease obligation	2,806
Income taxes payable, including deferred taxes of $250,000	402,389
Total liabilities	1,010,026
Stockholders' equity	
Common stock, $.01 par value; authorized 200,000 shares, 12,000 issued and oustanding	120
Additional paid-in capital	442,979
Retained earnings	399,370
Total stockholders' equity	842,469
Total liabilities and stockholder's equity	$ 1,852,495

The accompanying notes are an integral part of these financial statements.

PULSE TRADING, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions	$ 3,966,711
Net investment gains (losses)	(4,784)
Interest income	24,479
Total income	3,986,406
Expenses:	
Employee compensation and benefits	1,388,003
Floor brokerage, exchange, and clearance fees	969,002
Communications and data processing	100,656
Interest	618
Occupancy	58,474
Taxes, other than income taxes	48,270
Other expenses	376,843
Total expenses	2,941,866
Income before income taxes	1,044,540
Provision for income taxes	(410,766)
Net income	$ 633,774

PULSE TRADING, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Members' Equity	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance at January 1, 2001	$ 467,020	$ -	$ -	$ -	$ 467,020
Members' contributions	15,000				15,000
Net income	234,403			399,370	633,773
Members' distributions	(393,324)				(393,324)
Tax free conversion	(323,099)	108	322,991		-
Issuance of common stock		12	119,988		120,000
Balance at December 31, 2001	$ -	$ 120	442,979	$ 399,370	$ 842,469

The accompanying notes are an integral part of these financial statements.

PULSE TRADING, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$ 633,774
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	11,488
Deferred taxes	250,000
(Increase) decrease in operating assets:	
Increase in deposits with clearing organizations	(102,922)
Increase in receivable from broker-dealers	(452,225)
Increase in deposits	(43,801)
Increase in prepaid expenses	(4,061)
Increase in income taxes receivable	(31,105)
Increase in not readily marketable securities, net	(95,216)
(Increase) decrease in operating liabilities:	
Increase in accounts payable, accrued expenses	77,912
Increase in pension payable	111,019
Increase in income taxes payable	138,766
Net cash provided by operating activities	493,629
Cash flows from investing activities:	
Acquisition of furniture, equipment, and software	(123,210)
Cash flows from financing activities:	
Proceeds from issuance of common stock	120,000
Principal payments on capital lease	(1,536)
Members' distributions	(93,324)
Members' contributions	15,000
Net cash provided by financing activities	40,140
Net increase in cash	410,559
Cash at beginning of the year	293,374
Cash at end of the year	$ 703,933

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ 618
Income tax payments	$ 22,000

The accompanying notes are an integral part of these financial statements.

PULSE TRADING, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Non-cash financing activities:	
Distribution payable declared, not yet paid	$ 300,000
Tax free conversion of LLC to Corporation - see note 7	$ 323,099

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

PULSE TRADING, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2001

PULSE TRADING, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

Total ownership equity from statement of financial condition	$ 842,469
Total nonallowable assets from statement of financial condition	461,723
Net capital before haircuts on securities positions	380,746
Haircuts on securities	-
Net capital	$ 380,746
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 1,010,026
Total aggregate indebtedness	$ 1,010,026
Percentage of aggregate indebtedness to net capital	265.3%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 67,335
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 67,335
Excess net capital	$ 313,411
Excess net capital at 1000%	$ 279,743

PULSE TRADING, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT DECEMBER 31, 2001

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED 12/31/01	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT 12/31/01
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 1,249,156	$ (406,687)	$ 842,469
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	189,889	271,834	461,723
Haircuts on securities	(95,216)	95,216	-
Total deductions	94,673	367,050	461,723
Net capital	$ 1,154,483	$ (773,737)	$ 380,746

SCHEDULE II

PULSE TRADING, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

Pulse Trading, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN
Certified Public Accountant

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Pulse Trading, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Pulse Trading, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 25, 2002